ECI Telecom Ltd. 30 Hasivim Street, P.O. Box 500 Petah Tikva 49104, Israel Tel: +972-3-926-6555 FAX: +972-3-926-6500 www.ecitele.com

August 16, 2006

Dear Shareholder,

Please find enclosed ECI Telecom Ltd.’s Notice of 2006 Annual General Meeting of Shareholders and Proxy Statement, including our annual financial report for the fiscal year 2005. Also included, for your convenience, although not part of the proxy material, is our unaudited interim financial report as of June 30, 2006.

For additional and more complete information on ECI, you may wish to refer to our annual report on Form 20-F, filed with the Securities and Exchange Commission on March 30, 2006, with the Amendment thereto filed on May 1,2006. This may be viewed on our web site at www.ecitele.com and is also available upon request from us (attention: Investor Relations Department).

Sincerely yours,

Rafi Maor,
President and Chief Executive Officer.